*STEVEN G. HIRSHENSON*

CHARTERED

CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members
Kalorama Capital, LLC
Washington, DC

We have reviewed management's statements, included in the accompanying "Exemption Report Pursuant to SEC Rule 17a-5(d)(1)(i)(B)(2)," in which (1) the Compliance Director of Kalorama Capital, LLC ("Kalorama") identified the following provision of 17 C.F.R. § 15c3-3(k) under which Kalorama claimed an exemption from 17 C.F.R. § 240.15c3-3: Rule 15c3-3(k)(2)(i) (the "exemption provision") and (2) the said Compliance Director stated that, to the best of her knowledge and belief, Kalorama met the identified exemption provision throughout Kalorama's fiscal year 2016 without exception. Kalorama's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about Kalorama's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

*Steven G. Hirshenson, Chartered*

Steven G. Hirshenson, Chartered

February 24, 2017